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                           July 8, 2022

       Markus Warmuth, M.D.
       President and Chief Executive Officer
       Monte Rosa Therapeutics, Inc.
       645 Summer Street, Suite 102
       Boston, MA 02210

                                                        Re: Monte Rosa
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 1, 2022
                                                            File No. 333-266003

       Dear Dr. Warmuth:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jane
Park at 202-551-7439 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Robert Puopolo, Esq.